United States securities and exchange commission logo





                          March 13, 2024

       Owen Hughes
       Chief Executive Officer
       XOMA Corporation
       2200 Powell Street, Suite 310
       Emeryville, CA 94608

                                                        Re: XOMA Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed March 8, 2024
                                                            File No. 333-277812

       Dear Owen Hughes:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4 filed March 8, 2024

       General

   1. We note your disclosure in your annual report on Form 10-K for the fiscal year ended
                                                        December 31, 2023 that
you do not intend to become regulated as an investment company under the Investment
Company Act of 1940 and you do not believe you are an
                                                           investment company
 under applicable SEC rules. Please provide a detailed legal analysis as to why you
should not be considered an    investment company    under the
                                                        Investment Company Act
of 1940.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Owen Hughes
XOMA Corporation
March 13, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jason Drory at 202-551-8342 or Alan Campbell at 202-551-4224 with any other questions.



                                                           Sincerely,
FirstName LastNameOwen Hughes
                                                           Division of
Corporation Finance
Comapany NameXOMA Corporation
                                                           Office of Life
Sciences
March 13, 2024 Page 2
cc:       Branden C. Berns
FirstName LastName